Exhibit 21- Subsidiaries of the Registrant

Subsidiaries of the Company

Name	State of Organization	Doing Business As
SSG Bolingbrook LLC	Delaware	Global Self Storage
SSG Dolton LLC	Delaware	Global Self Storage
SSG Merrillville LLC	Delaware	Global Self Storage
SSG Operations LLC	Delaware	SSG Operations LLC
SSG Rochester LLC	Delaware	Global Self Storage
SSG Sadsbury LLC	Delaware	Global Self Storage
SSG Summerville I LLC	Delaware	Global Self Storage
SSG Summerville II LLC	Delaware	Global Self Storage